Exhibit 99.2

Email sent by James Scapa, CEO of Altair Engineering Inc., to Altair Engineering Inc. employees on November 5, 2018

Altairians,

Today we announced the acquisition of Datawatch www.datawatch.com, a publicly traded data prep, data science and real time visual analytics company with a long and strong market presence.

Bringing Datawatch into Altair should result in a powerful offering consistent with our vision to transform product design and decision making by applying simulation, data science and optimization throughout product lifecycles. We see a convergence of simulation with the application of machine learning technology to live and historical sensor data as essential to creating better products, marketing them efficiently, and optimizing their in-service performance.

Datawatch is primarily active in the financial services and capital markets space, however its technology is highly relevant and applicable to almost any company and vertical market today. There is currently very little overlap between Altair and Datawatch customers. We see opportunities to disrupt Datawatch’s traditional markets with our licensing model, and strong opportunities to cross-sell Datawatch products into our current customer base.

I am truly excited to be bringing a great team with best-in-class products from Datawatch into the Altair family, and very hopeful about the increased opportunities for all of us as a result.

The acquisition is pending regulatory approval and we will broadly communicate more after the transaction process is completed.

Thank you for everyone’s continued support.

JimS